UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Western Wind Energy Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95988Q

(CUSIP Number)

Markus Ziemer

Pacific Hydro International Pty Ltd

11/474 Flinders Street

Melbourne, Australia 3000

61-3-8621-6450

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 95988Q

1.	Names of Reporting Persons Pacific Hydro International Pty Ltd. S.S. or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Victoria, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 95988Q

1.	Names of Reporting Persons Pacific Hydro Pty Ltd. S.S. or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Victoria, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D (the “Original Statement”) and the statements on Schedule 13D/A initially filed by the Reporting Persons on March 29, 2006, October 19, 2006 and February 7, 2008, respectively (together with the Original Statement, the "Statements"). Information reported in these Statements remain in effect except to the extent that they are amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Statements.

On April 2, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Shares.  Accordingly, this is the Reporting Persons’ final amendment to the Original Statement and is an exit filing.

Item 1.	Security and Issuer
No change.

Item 2.	Identity and Background
No change.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is not applicable to this filing as the Reporting Persons are filing this Amendment No.3 to report the disposition of Common Shares and not to report an acquisition of Common Shares.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

Pursuant to the settlement agreement entered into on September 28, 2007 between the Issuer and the Reporting Persons, as described more fully in a previous Statement filed February 7, 2008, the Reporting Persons agreed to endeavor to dispose of their shares in the Issuer upon certain public market stock price conditions being reached.

In connection with the foregoing, on April 2, 2008, the Reporting Persons have completely divested themselves by way of public sale through the TSX Venture Exchange of all of their shares in the Issuer, being 6,000,000 Common Shares.  As a result of the total disposition, the Reporting Persons currently do not beneficially own any shares in the Issuer nor any right to acquire any shares in the Issuer.  This is the Reporting Persons’ final amendment to the Original Statement and is an exit filing.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

As a result of the disposition on April 2, 2008 of 6,000,000 Common Shares, the Reporting Persons no longer beneficially own any Common Shares of the Issuer.

Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Annex A hereof, beneficially owns any Common Shares or has effected any transaction of Common Shares during the preceeding 60 days.

No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of any securities owned by any member of the Reporting Persons.

The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s outstanding Common Shares on April 2, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.

Item 7.	Material to be Filed as Exhibits
Exhibit 1 Joint Filing Agreement*

* Previously filed on March 29, 2006 with the original Statement on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2008

Pacific Hydro International Pty Ltd

	By:	/s/ Markus Ziemer
Markus Ziemer
Company Secretary

Pacific Hydro Pty Limited

	By:	/s/ Markus Ziemer
Markus Ziemer
General Manager Corporate Services

ANNEX A

Unless otherwise indicated, the business address of the directors and executive officers of PHIPL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia and each occupation set forth opposite such person’s name refers to employment with PHIPL. Unless otherwise indicated, the business address of the directors and executive officers of PHL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia and each occupation set forth opposite such person’s name refers to employment with PHL. To the knowledge of the Reporting Persons, none of their respective directors, executive officers or trustees has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Each of the directors and officers of the Reporting Persons is a citizen of Australia.

Directors and Executive Officers of PHIPL

Name	Occupation and Business Address	Number of Common Shares Beneficially Owned

Robert Grant	Director	Nil
Kevin Holmes	Director	Nil
Markus Ziemer	Company Secretary	Nil

Directors and Executive Officers of PHL

Name	Occupation and Business Address	Number of Common Shares Beneficially Owned

Robert Grant	Chief Executive Officer	Nil
Kevin Holmes	Chief Financial Officer/ Chief Operations Officer	Nil
Markus Ziemer	General Manager, Corporate Services	Nil
Bernard Wheelahan	Non Executive Director	Nil
Grahame Campbell	Non Executive Director	Nil
Kate Spargo	Non Executive Director	Nil
Garry Weaven	Non Executive Director	Nil
Geoff Coffey	Non Executive Director	Nil
Damian Moloney	Non Executive Director	Nil

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement*

* Previously filed on March 29, 2006 with the original Statement on Schedule 13D.